STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

March 31, 2015

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-190038):

•                  $2,539,000 BUFFERED SUPERTRACKSM NOTES DUE MARCH 31, 2020 LINKED TO THE PERFORMANCE OF THE DOW JONES INDUSTRIAL AVERAGESM

•                  $1,004,000 BUFFERED SUPERTRACKSM NOTES DUE MARCH 31, 2020 LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX

•                  $4,048,000 STEP UP CALLABLE NOTES DUE MARCH 31, 2025 LINKED TO THE LESSER RETURN OF THE RUSSELL 2000® INDEX AND THE EURO STOXX 50® INDEX

•                  $2,532,000 PHOENIX AUTOCALLABLE NOTES DUE MARCH 31, 2025 LINKED TO THE LESSER PERFORMING INDEX OF THE S&P 500® INDEX AND THE RUSSELL 2000® INDEX

•                  $8,500,000 PHOENIX AUTOCALLABLE NOTES DUE MARCH 31, 2025 LINKED TO THE LESSER PERFORMING INDEX OF THE EURO STOXX 50® INDEX AND THE RUSSELL 2000® INDEX

•                  $939,000 ANNUAL AUTOCALLABLE NOTES DUE MARCH 29, 2018 LINKED TO THE PERFORMANCE OF THE LESSER PERFORMING REFERENCE ASSET OF THE ISHARES® CHINA LARGE-CAP ETF AND THE ISHARES® EMERGING MARKETS ETF

•                  $750,000 CALLABLE CONTINGENT PAYMENT NOTES DUE SEPTEMBER 29, 2016 LINKED TO THE LOWEST RETURN OF THE S&P 500® INDEX, THE RUSSELL 2000® INDEX AND THE EURO STOXX 50® INDEX

•                  $5,375,000 SUPERTRACKSM NOTES DUE JANUARY 2, 2018 LINKED TO THE PERFORMANCE OF THE STOXX® EUROPE 600 INDEX

•                  $1,764,000 PHOENIX AUTOCALLABLE NOTES DUE MARCH 31, 2016 LINKED TO THE CLASS A COMMON STOCK OF GAMESTOP CORP.

•                  $3,077,000 BUFFERED DIGITAL NOTES DUE SEPTEMBER 29, 2017 LINKED TO THE PERFORMANCE OF THE RUSSELL 2000® INDEX

•                  $93,000 ANNUAL RESET COUPON BUFFERED NOTES DUE MARCH 31, 2021 LINKED TO THE RUSSELL 2000® INDEX

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: March 31, 2015	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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